Exhibit 99.308

Nextech AR Solutions Corp. Reports Preliminary First Quarter 2021

Financial Results & Reminder of its Investor Day Event

VANCOUVER, B.C., Canada – April 29th, 2021 – Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29) announces its unaudited preliminary financial and operating results for the first quarter of 2021 ending March 31st, 2021 and a reminder of its Investor Day event.

Q1 Financial highlights:

●	Revenue for the three months ended March 31, 2021 is estimated at $7.5-$7.7 million an increase of over 200% compared to the three months ended March 31, 2020 of $2.5 million

●	Gross profit for the three months ended March 31, 2021 is estimated at $4.1-$4.3 million an increase of over 200% compared to the three months ended March 31, 2020 of $1.4 million

●	Q1 2021 Total Bookings of $2.2 million

Investor Day event:

To register for today’s Investor Day event, (Thursday, April 29th, 2021) from 1:00pm-3:00pm EST please get your ticket here:

To participate in an exciting AR experience during the event, we encourage all participants to download the AiR Show App in advance. Please use the following steps:

1.	Download the AiR Show App on your mobile smartphone using the links below:

●	Apple App Store

●	Google Play Store

2.	Follow along in our Investor Day for the cue to open the AiR Show app and scan the QR code.

3.	Follow the directions in the AiR Show app. Scan your environment to place the livestream hologram of Evan into your space. Turn up the volume and enjoy the demonstration. We encourage you to take pictures and videos and share with the company and on social media.

CEO Commentary:

“We are unique in that we are diversified with four fast growing businesses which all have a red thread of augmented reality connecting them, creating a major product differentiation and competitive advantage. We are strategically positioned with our augmented reality, eCommerce and InfernoAR video conferencing and virtual experience business units to thrive in this new economy being led by a digital transformation across technology. There has never been more business opportunity in our lifetime for augmented reality, virtual learning, virtual conferences, or virtual events and eCommerce, and we see strong business trends continuing in Q2 and beyond.”

On behalf of the Board of Nextech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Shauna Mason

shauna.mason@Nextechar.com

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Note Regarding Preliminary Results

The results for the first quarter of 2021 are preliminary and have been prepared by management solely for the purpose of providing a preliminary update to shareholders and remain subject to final review by the Company’s Audit Committee and approval by the Company’s Board of Directors. The preliminary results for the first quarter of 2021 are subject to the finalization and closing of the Company’s accounting books and records for the period and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with accounting principles generally accepted under International Financial Reporting Standards (IFRS) as applicable in Canada unless otherwise indicated. The Company’s auditor has not audited the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary results. The Company will release its financial statements and management’s discussion and analysis for the first quarter of 2021, once approved by its Audit Committee and Board of Directors, on or about May 13, 2021.

Non-IFRS Financial Measures

Total Bookings is not defined by and does not have a standardized meaning under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. This non-IFRS financial performance measure is defined below. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that this non-IFRS financial measure, in addition to conventional measures prepared in accordance with IFRS, enables investors to evaluate the Company's operating results, underlying performance and prospects in a similar manner to the Company's management. As there are no standardized methods of calculating these non-IFRS measures, the Company's approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Bookings: the total dollar value of technology services and license services included in contracts with our customers. ‘Value’ is the total revenue (recognizable or not) associated with each transaction, as opposed to the amount invoiced or recognized as revenue in the period. This information provides the user with information on the performance of our sales efforts in the period as there is a timing difference between when we close a deal and when it is ultimately ‘earned’ as defined in IFRS for revenue due to the term of our contracts and delivery timelines.

Backlog: the estimated unearned portion of technology services and license services in customer contracts that are in process and have not been completed as at the specified date. This includes billed and unbilled amounts within each contract. Since our revenue is recognized as earned, this will translate to total bookings to date less earned revenue recognized on the financial statements. This information provides the user with an estimate of the work expected to be completed and earned in the future at a given point in and is used by management to allocate resources to our revenue delivery team.

Total Bookings and Backlog should not be considered a substitute for or in isolation from measures prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with our annual audited consolidated financial statements for the year ended December 31, 2020. Readers should not place undue reliance on non-IFRS measures and should instead view them in conjunction with the most comparable IFRS financial measures. See the reconciliations to these IFRS measures in the “Reconciliation of Non-IFRS Measures” section of the recent MD&A dated April 15, 2021.

Forward-looking Statements

This press release may contain forward-looking information within the meaning of applicable securities laws, which reflects the Company's current expectations regarding future events, including with respect to the Company's financial outlook. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance.

Specifically, Nextech's forecast on Total Bookings is considered forward-looking information. The foregoing demonstrates Nextech's objectives, which are not forecasts or estimates of its financial position but are based on the implementation of its strategic goals, growth prospects and growth initiatives. Management's assessments of, and outlook for, Total Bookings set out herein are generally based on the following assumptions: (a) Nextech's results of operations will continue as expected, (b) the Company will continue effectively execute against its key strategic growth priorities, (c) the Company will continue to retain and grow its existing customer base and market share, (d) the Company will be able to take advantage of future prospects and opportunities, and continue to realize on synergies, (e) there will be no changes in legislative or regulatory matters that negatively impact Nextech's business, (f) current tax laws will remain in effect and will not be materially changed, (g) economic conditions will remain relatively stable throughout the period, and (h) the industries Nextech operates in will continue to grow consistent with past experience. The Company considers these assumptions to be reasonable in the circumstances, given the time period for such projections and targets. The achievement of target revenue set out above is subject to significant risks including: (a) that the Company will be unable to effectively execute against its key strategic growth priorities and (b) the Company will be unable to continue to retain and grow its existing customer base and market share. These estimates have been prepared by and are the responsibility of management.

Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company's control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to, the factors discussed under "Risk Factors" in the final short form prospectus of the Company dated March 31, 2021. Nextech does not undertake any obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements and the financial information disclosed in this release is unaudited and the Company anticipates filing the full financial statements within the time-frame required by Canadian regulators. Any material change to the financial information provided on the press release as a result of the completion of the financial statements will be disclosed on SEDAR. All figures are prepared in accordance with International Financial Reporting Standards (IFRS) as applicable in Canada unless otherwise indicated.

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